Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 220-I dated October 9, 2007

Underlying supplement no. 950 dated October 10, 2007

Registration Statement no. 333-134553

Dated October 10, 2007

Rule 433

Preliminary Terms and Conditions, October 10, 2007	Telephone: +1 212 526 0905

Principal Protection Notes Linked to a Basket of International Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 220-I dated October 9, 2007 underlying supplement no. 950 dated October 10, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 950, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 950, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Notes are designed for investors who seek principal protection and an exposure to 94% to 100% participation in any appreciation of a diversified Basket consisting of six international indices from the Pricing Date to the Valuation Date. The Basket, which consists of the TOPIX® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the S&P®/ASX 200 Index, the Swiss Market Index® and the FTSE/Xinhua China 25 Index™, allows investors the opportunity for diversification.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/AA-)†
Issue Size:	$[TBD]
Pricing Date:	October 22, 2007‡
Settlement Date:	October 25, 2007‡
Valuation Date:	October 20, 2011‡††
Maturity Date:	October 25, 2011‡††
Term:	4 years
Basket:	The Notes are linked to a basket consisting of the TOPIX® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the S&P®/ASX 200 Index, the Swiss Market Index® and the FTSE/Xinhua China 25 Index™ (each, a “Basket Index” and collectively “Basket Indices”).
Index Weightings	The Index Weightings of the six Basket Indices (each, an “Index Weighting” and, collectively, the “Index Weightings”) are as follows:
	TOPIX® Index	28%
	Dow Jones EURO STOXX 50® Index	25%
	FTSE 100 Index®	25%
	S&P®/ASX 200 Index	10%
	Swiss Market Index®	6%
	FTSE/Xinhua China 25 Index™	6%
Participation Rate:	94% to 100% . The actual Participation Rate will be determined on the Pricing Date.
Principal Protection:	100%
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	At maturity you will receive a cash payment per $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal the principal amount times the Basket Return times the Participation Rate. Accordingly, if the Basket Return is positive, the Additional Amount will be calculated as follows:

$1,000 x Basket Return x Participation Rate.

If the Basket Return is zero or negative, the Additional Amount will be $0.

Basket Return:	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	Set equal to 1,000 on the Pricing Date

Basket Ending Level:	On the Valuation Date, the Basket Ending Level will be calculated as follows: The sum of (Basket Index Level x the Share Weight) for each Basket Index
Basket Index Level:	The closing level of the applicable Basket Index on the applicable trading day, as determined by the calculation agent in its sole discretion. See “Description of Notes—Market Disruption Event” in the accompanying product supplement no. 220-I for further information.
Basket Indices:

Basket Index	Bloomberg Ticker	Initial Basket Index Level (the Basket Index Level on the Pricing Date)	Index Weighting	Share Weight
TOPIX® Index	TPX	[ ]	28%	[ ]
Dow Jones EURO STOXX 50® Index	SX5E	[ ]	25%	[ ]
FTSE 100 Index®	UKX	[ ]	25%	[ ]
S&P®/ASX 200 Index	AS51	[ ]	10%	[ ]
Swiss Market Index®	SMI	[ ]	6%	[ ]
FTSE/Xinhua China 25 Index™	XIN0I	[ ]	6%	[ ]

Share Weight:	For each Basket Index, the following: 1,000 x Index Weighting Initial Basket Index Level
Initial Basket Index Level:	The applicable Basket Index Level on the Pricing Date
Index Sponsors:	The Tokyo Stock Exchange, Inc. is responsible for calculating and maintaining the TOPIX® Index. STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange, is responsible for calculating and maintaining the Dow Jones EURO STOXX 50® Index. FTSE International Limited is responsible for calculating and maintaining the FTSE 100 Index®. The Standard & Poor’s Australian Index Committee is responsible for calculating and maintaining the S&P®/ASX 200 Index. The SWX Swiss Exchange is responsible for calculating and maintaining the Swiss Market Index®. FTSE/Xinhua Index Limited is responsible for calculating and maintaining the FTSE/Xinhua China 25 Index™.
Denominations:	$1,000 per note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	52517P7B1
ISIN:	US52517P7B17

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Market Disruption Events” in the accompanying product supplement no. 220-I.

Investing in the Principal Protection Notes Linked to a Basket of International Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 220-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 950 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 950 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per note	$1,000.00	$35.00	$965.00
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $35.00 per $1,000 principal amount, or 3.50%, and may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

October 10, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. 220-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 950 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 950, this term sheet and any other relevant terms supplement for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 220-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 220-I and “Risk Factors” in the accompanying underlying supplement no. 950, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 220-I dated October 9, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507215026/d424b2.htm

•	Underlying supplement no. 950 dated October 10, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507216260/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Diversification Among the Basket Indices: The return of the Notes is linked to a Basket consisting of the TOPIX® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the S&P®/ASX 200 Index, the Swiss Market Index® and the FTSE/Xinhua China 25 Index™. The TOPIX® Index is a capitalization weighted index of all companies listed on the First Section of the Tokyo Stock Exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index, which includes stocks selected from the Eurozone. The FTSE 100 Index® is a market-capitalization weighted index of the 100 largest UK-domiciled companies. The S&P®/ASX 200 Index measures the performance of the 200 largest index-eligible stocks listed on the Australian Stock Exchange by float-adjusted market capitalization. The Swiss Market Index® , a capitalization weighed index consists of a maximum of 30 largest equities of the Swiss Performance Index. The FTSE/Xinhua China Index™ consists of stocks of largest 25 Chinese companies by total market capitalization, listed and trading on the stock exchange of Hong Kong Ltd. For additional information about each Basket Index, see the information set forth under “The TOPIX® Index”, “The Dow Jones EURO STOXX 50® Index”, “The FTSE 100 Index®”, “The S&P®/ASX 200 Index”, “The Swiss Market Index®” and “The FTSE/Xinhua China 25 Index™ in the accompanying underlying supplement no. 950.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [    ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $[    ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 220-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 220-I, in the “Risk Factors” section of the accompanying underlying supplement no. 950 and in the “Risk Factors” section in the MTN Prospectus Supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Not Appreciate: The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

•

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Basket Indices Are Not Equally Weighted: The Basket, in part, consists of six Basket Indices that each have different weightings. One consequence of such unequal weighting is that the same percentage change in a Basket Index with a larger weighting would have a greater effect on the Basket Ending Level than the same percentage change in a Basket Index with a smaller weighting.

•

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower Payment at Maturity than you would have received if you had invested in any of the Basket Indices, any of the stocks included in the Basket Indices or contracts related to the Basket Indices. If the Basket Ending Level is not above the Basket Starting Level, the Additional Amount will be zero. This will be true even if the level of the Basket was above the Basket Starting Level at some time during the term of the Notes.

•

The Notes have Uncapped Appreciation Potential which may be Limited by the Participation Rate: The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket, which in turn may be reduced by the Participation Rate. The Notes provide the opportunity to participate in equity returns by multiplying a positive Basket Return by a Participation Rate between 94% to 100% (the actual Participation Rate will be set on the Pricing Date). If the Participation Rate is less than 100%, the Payment at Maturity you receive will not fully reflect the performance of the Basket, but a reduced percentage thereof.

•

Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a basket composed of six Basket Indices. At a time when the level of one or more of the Basket Indices increases, the level of one or more of the other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of one or more of the Basket Indices.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect Any of the Basket Indices: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in TOPIX® Index, Dow Jones EURO STOXX 50® Index, FTSE 100 Index®, S&P® /ASX 200 Index, Swiss Market Index® and FTSE/Xinhua China 25 Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your Payment at Maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $35.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holding Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes. Because the Notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Basket, the Basket Indices or the stocks underlying the Basket Indices. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket, the Basket Indices or the stocks underlying the Basket Indices.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 220-I.

•

The Closing Levels of the Basket Indices on the Valuation Date May be Below the Closing Levels of the Basket Indices at the Maturity Date or at Other Times During the Term of the Notes: Because the Basket Ending Level is calculated based on the closing levels of the Basket Indices on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing levels of the Basket Indices at or around the time of the Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing levels of the Basket Indices on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing levels of the Basket Indices on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Basket Indices or contracts relating to the Basket Indices for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performance of the Basket for a Basket Return of –50% to +50% and reflects a Basket Starting Level of 1,000 and assumes a Participation Rate of 97% (which is the midpoint of the range of 94% to 100%). The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Basket Ending Level	Hypothetical Total Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
-50%	500.00	$1,000.00	0.00%	0.00%
-40%	600.00	$1,000.00	0.00%	0.00%
-30%	700.00	$1,000.00	0.00%	0.00%
-20%	800.00	$1,000.00	0.00%	0.00%
-10%	900.00	$1,000.00	0.00%	0.00%
0%	1,000.00	$1,000.00	0.00%	0.00%
10%	1,100.00	$1,097.00	9.70%	2.34%
20%	1,200.00	$1,194.00	19.40%	4.53%
30%	1,300.00	$1,291.00	29.10%	6.59%
40%	1,400.00	$1,388.00	38.80%	8.54%
50%	1,500.00	$1,485.00	48.50%	10.39%

Example 1—The level of the Basket increases from the Basket Starting Level of 1,000 to a Basket Ending Level of 1,200. Because the Basket Ending Level is 1,200 and the Basket Starting Level is 1,000, the Basket Return is 20%, calculated as follows:

(1,200 – 1,000)/1,000 = 20%

Because the Basket Return is 20% and the Participation Rate is 97% the Additional Amount is equal to $194 and the Payment at Maturity is equal to $1,194 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × 20% × 97%) = $1,194

Example 2—The level of the Basket decreases from the Basket Starting Level of 1000 to a Basket Ending Level of 800. Because the Basket Ending Level is 800 and the Basket Starting Level is 1000, the Basket Return is -20%, calculated as follows:

(800 – 1000)/1000 = -20%

Because the Basket Return is -20%, the Additional Amount is equal to $0 and the Payment at Maturity is equal to $1,000 per $1,000 principal amount note.

Historical Information

The following graphs set forth daily historical performance of the TOPIX® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the S&P®/ASX 200 Index, the Swiss Market Index® and the FTSE/Xinhua China 25 Index™ from October 9, 2002 through October 9, 2007. The closing level of the TOPIX® Index on October 9, 2007 was 1,660.06. The closing level of the Dow Jones EURO STOXX 50® Index on October 9, 2007 was 4,447.58. The closing level of the FTSE 100 Index® on October 9, 2007 was 6,615.40. The closing level of the S&P®/ASX 200 Index on October 9, 2007 was 6,677.80. The closing level of the Swiss Market Index® on October 9, 2007 was 9,137.82. The closing level of the FTSE/Xinhua China 25 Index™ on October 9, 2007 was 27,100.50.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in a Payment at Maturity in excess of the principal amount.

Daily Historical Performance of the FTSE 100 Index®

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Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.

TS-8